                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            The Quizno's Corporation

                           (Title Class of Securities)

                                   749058 10 3
                                 (CUSIP Number)

                  Lyle B. Stewart, Esq., Lyle B. Stewart, P.C.
          3751 S. Quebec Street, Denver, Colorado 80237, (303) 267-0920
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 12, 2000M
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
      240.13d-1(g), check the following box [ ].

        * The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
      Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 749058 10   3

     (1) NAME OF REPORTING PERSON PERSON:
                            Voting Trust Agreement dated July 14, 1994, as amended

     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                a. X

                                                                b. __

     (3) SEC USE ONLY:

     (4) SOURCE OF FUNDS :  AF

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT  TO
           ITEMS 2(d)  OR  2(e): [  ]

     (6) CITIZENSHIP OR PLACE OF ORGANIZATION  - COLORADO

   NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

            (7) SOLE VOTING  POWER :               0

            (8) SHARED VOTING POWER:               0

            (9) SOLE DISPOSITIVE POWER:            0

           (10) SHARED DISPOSITIVE POWER:
                   1,551,334 shares of Common Stock
                     146,000 shares of Class A Cumulative Convertible Preferred Stock
                    (146,000 shares of Common  Stock upon conversion)

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
               1,697,334 Shares of Common Stock  (assuming Class A Preferred Stock conversion)

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [  ]

     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.1% Common Stock (assuming Class A Preferred Stock conversion)

     (14)   TYPE OF REPORTING PERSON -  00

CUSIP No. 749058 10   3

                                  SCHEDULE 13D

       (1) NAME OF REPORTING PERSON:
                  Richard E. Schaden, Individually and as Joint Trustee under Voting
                  Trust
                  Agreement dated July 14, 1994, as amended

            (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                a. X

                                                                b. __
            (3) SEC USE ONLY:

            (4) SOURCE OF FUNDS:  PF

      (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e):  [  ]

      (6) CITIZENSHIP OR PLACE OF ORGANIZATION: USA

 NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

            (7) SOLE VOTING POWER: 778,006  shares of Common Stock
                                    17,378  shares of Common Stock subject to
                                            currently exercisable options
                                     2,000  shares of Common Stock subject to a
                                            proxy granted to Reporting Person

            (8) SHARED VOTING POWER:  773,667 shares of Common Stock held
                                      146,000 shares of Class A Cumulative
                                              Convertible Preferred Stock
                                              (146,000 shares of Common  Stock upon
                                              conversion)
                                        4,000 shares of Common Stock subject to proxy
                                              granted to Voting Trust

            (9) SOLE DISPOSITIVE POWER:  4,339 shares of Common Stock
                                        17,378 shares of Common Stock subject to
                                               currently exercisable options

            (10) SHARED DISPOSITIVE POWER: 1,553,334 shares of Common Stock

                                           146,000 shares of Class A Cumulative
                                           Convertible Preferred Stock

                                           (146,000 shares of Common Stock upon
                                           conversion)

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
               1,721,051  shares of Common Stock (assuming exercise of options and Class A Preferred Stock conversions)

      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [  ]

             (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                        68.6% Common Stock (assuming exercise of options and Class A
           Preferred Stock conversion)

          (14) TYPE OF REPORTING PERSON:  IN

CUSIP No. 749058 10   3
                                  SCHEDULE 13D

     (1) NAME OF REPORTING PERSON:
         Richard F. Schaden, Individually and as Joint Trustee under Voting Trust
         Agreement dated July 14, 1994, as amended

     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                a. X

                                                                b. __
     (3) SEC USE ONLY:

     (4) SOURCE OF FUNDS:  PF

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e):  [  ]

     (6) CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     (7) SOLE VOTING POWER:  68,803 shares of Classes C and E Cumulative
                                    Convertible Preferred Stock
                                    (68,803 shares of Common Stock upon conversion)
                              4,000 shares of Common Stock subject to currently
                                    exercisable options

     (8)  SHARED VOTING POWER: 773,667 shares of Common Stock
                               146,000 shares of Class A Cumulative Convertible
                                       Preferred Stock
                                       (146,000 shares of Common Stock  upon conversion)
                                 4,000 shares of Common Stock subject to proxy granted
                                       to Voting Trust

     (9)  SOLE DISPOSITIVE POWER: 68,803 shares of Classes C and E Cumulative
                                         Convertible Preferred Stock
                                         (68,803 shares of Common Stock upon conversion)
                                  4,000  shares of Common Stock subject to currently
                                         exercisable options

    (10)  SHARED DISPOSITIVE POWER: 1,551,334 shares of Common Stock
                                      146,000 shares of Class A Cumulative Convertible
                                              Preferred Stock
                                              (146,000 shares of Common Stock upon conversion)

    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
              1,770,137 shares of Common Stock (assuming exercise of options and Class A, Class
                        C and Class E Preferred Stock conversions)

    (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [  ]

    (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
              69.0% Common Stock (assuming Class A, Class C and Class E Preferred Stock conversion)

    (14) TYPE OF REPORTING PERSON: IN

CUSIP No. 749058 10   3

                                  SCHEDULE 13D

      Item 1.       Security and Issuer.
      This  statement  relates  to  shares  of  the  Common  Stock  ("Common
      Stock"),  par value of $.001 per share,  of The Quizno's  Corporation, a Colorado  corporation  (the  "Issuer").  This  Statement also refers to the  Class A  Cumulative  Convertible  Preferred  Stock  ("Class  A
      Stock"),  the Class C  Cumulative  Convertible  Preferred  Stock  (the
      "Class C Stock")  and the  Class E  Cumulative  Convertible  Preferred
      Stock  (the  "Class E  Stock")  of the  Issuer,  which  are  currently convertible  into shares of Common Stock on a one-for-one  basis,  but are not  registered  under the  Securities  Exchange  Act of 1934 (the
      "Act").  The Issuer maintains its principal  executive offices at 1415
      Larimer Street, Denver, Colorado 80202.

      Item 2.    Identity and Background.
      This  statement  is  filed  by  Richard  E.  Schaden  and  Richard  F.
      Schaden,  individually,  and as joint Trustees (the "Trustees"),  of a
      Voting Trust  Agreement  dated July 14, 1994,  as amended (the "Voting
      Trust") (the Trustees and the Voting Trust are  collectively  referred to herein as the  "Reporting  Persons").  The  Reporting  Persons  are
      filing this  statement  jointly,  pursuant to the  provisions  of Rule
      13d-l(k)(2) under the Act, as members of a group.
      I.
      The  Voting  Trust  was  established  under  the laws of the  state of
      Colorado on July 14,  1994.  The  addresses  of the  Trustees  are set forth in paragraphs  II and III to this Item 2 below.  During the last five years,  the Voting  Trust has not been  convicted in any criminal proceeding  and has not  been a party  to any  civil  proceeding  of a judicial  or  administrative  body  of  competent  jurisdiction  as  a result of which it was or is subject to a judgment,  decree,  or final order  enjoining  future  violations  of, or  prohibiting or mandating activities  subject to,  federal or state  securities  laws or finding any  violation  with  respect to such laws. A copy of the Voting Trust
      Agreement  is attached as Exhibit A to the  original  paper  filing of
      Schedule 13D.

CUSIP No. 749058 10   3
                                  SCHEDULE 13D

      II.
      (a) Richard E. Schaden
      (b) His business address is 1415 Larimer Street, Denver, Colorado 80202
      (c) Mr. Schaden is President, Chief Executive Officer and Chairman
          of the Board of Directors of the Issuer whose address is set forth in response to Item 1 above.
      (d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of
          competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      (f) Mr. Schaden is a citizen of the USA
      III.

      (a) Richard F. Schaden

      (b) His business address is 11870 Airport Way, Broomfield, Colorado 80021
      (c) He is Vice President,  Secretary and Director of the Issuer
          whose address is set forth in response to
          Item 1 above.  Mr. Schaden is also the founding partner of the law firm of Schaden, Katzman,
          Lampert & McClune.
      (d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding
          traffic violations or similar misdemeanors).
      (e) During the last five years, Mr. Schaden has not been  a party to any civil proceeding of a judicial or
          administrative body of competent jurisdiction as a result of
          which he was or is subject to a judgment,    decree, or final
          order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

                                  SCHEDULE 13D
CUSIP No.  749058 10 3

      (f) Mr. Schaden is a citizen of the USA.

      Item 3.     Source and Amount of Funds or Other Consideration.

      On July 14, 1994, Richard E. Schaden and Richard F. Schaden, as
      individuals (the "Schadens"), each transferred  776,400 of the shares of Common Stock to the Voting Trust of which the Schadens are the Joint Trustees, in consideration of the Trustees' issuance of a
      Trust Certificate to each of them for a corresponding number of shares.  In November of 1994, 9,200 additional shares of Common
      Stock and 146,000 shares of Class A Stock were transferred into the
      Voting Trust in consideration for additional interests in the Voting
      Trust.  In September 1996, 8,666 shares of Common Stock were
      transferred out of the Voting Trust as a gift.   In June 1997,
      Richard E Schaden, individually, was granted options to purchase
      4,000 shares of Common Stock that immediately vested under the
      Issuer's Employee Stock Option Plan.  In July 1997, he exercised a portion of such options to purchase 2,913 shares of Common Stock from the Issuer for cash using personal funds.  On October 18, 1997,
      Richard F. Schaden, acquired 35,000 shares of Class C Stock from the
      Issuer for cash using personal funds, of which he has transferred
      1,000 shares as a gift.   In January 1998, 6,000 shares of Common
      Stock was transferred out of the Voting Trust to two persons as gifts.  However, the Voting Trust retained a proxy to vote and shared dispositive power over 4,000 of those shares and Richard E.
      Schaden retained a  proxy to vote and shared dispositive power over
      2,000 of those shares.  In 1998 and 1999, Richard E. Schaden was granted options to purchase 38,164 shares of Common Stock under the
      Issuer's Employee Stock Option Plan.  In October 1999, Richard E.
      Schaden  exercised options granted under the Issuer's Employee Stock
      Option Plan to purchase 1,426 shares of Common Stock.  On January 1,
      2000, each of the Schadens were granted
      options to acquire 4,000 shares of Common Stock, as were each of the other members of the

                                  SCHEDULE 13D
CUSIP No.749058 10 3

      Issuer's Board of Directors and Advisors.   Any exercise of options
      by a Reporting Person will involve the use of personal funds.  On
      March 22, 2000, Richard F. Schaden acquired 34,803 shares of Class
      E   Stock from the Issuer for cash using personal funds.  On August
      9, 2000, Richard E. Schaden withdrew 773,667 shares of Common Stock from the Voting Trust to be used to secure a personal loan to him, subject, however, to his agreement to re-convey such shares to the
      Voting Trust once they are no longer needed to secure any loan.  On
      August 14, 2000, such shares were used to obtain a margin loan by
      Richard E. Schaden.  No part of the proceeds of such loan were used to purchase any Common Stock.

      Item 4.    Purpose of Transaction.
      The purpose of the transfers of shares to the Voting Trust in 1994 was to secure the continuity and stability of policy and management of the Issuer.  Issuer securities acquired outside of the Voting
      Trust by the Reporting Persons have been acquired for investment purposes.  The Reporting Persons may acquire Issuer securities upon exercise of options granted in connection with existing Issuer
      stock option plans using personal funds.    On November 13, 2000,
      the Issuer announced a tender offer for shares of its Common Stock at a purchase price of $8.00 per share.  The Schadens stated that
      they would not tender any of their shares.   The tender offer was
      completed on December 12, 2000.  As result of the tender offer, the
      Schadens ownership percentages increased, although the number of shares beneficially owned did not change significantly.  In conjunction with the tender offer, the Issuer announced that subsequent to the tender offer, the Board of Directors could determine to enter into a merger or other form of corporate transaction such that any share not tendered by shareholders in the tender offer (other than shares held by the Schadens) would be converted into only the right to receive the offer price in cash.
      Actions by the Issuer could result in the de-listing of the Common
      Stock from the Nasdaq SmallCap Market and the termination of registration of the Common Stock of the Issuer under the Securities
      Exchange of 1934, as amended (generally known as "going
      private").   The Issuer

CUSIP No. 749058 10   3
                                  SCHEDULE 13D

      financed the cost of the tender offer through a  loan for
      approximately $13.8 from Levine Leichtman Capital Partner II, L.P.
      ("Levine Leichtman").   In connection with such loan, Levine
      Leichtman has an option to appoint a representative to the Board of the Issuer, and received warrants from the Issuer to purchase up to
      14% of the Issuer's Common Stock, on a fully diluted basis.   Other
      than as stated above, the Reporting Persons do not have any present plans or proposals which relate to or may result in the acquisition by any person of additional securities of the Issuer, a merger, reorganization or liquidation involving the Issuer, a sale or transfer of a material amount of the Issuer's assets, any other similar extraordinary transaction or event, or a change in the present Board of Directors or management of the Issuer.

      Item 5.     Interest in Securities of the Issuer.
      To the best knowledge of each of the Reporting Persons, the number of shares of Common Stock, Class A Stock, Class C Stock and Class E
      Stock beneficially owned by the Voting Trust and the Schadens is set forth correctly above.  The Trustees of the Voting Trust would have shared voting power of the Voting Trust, except that each of the Schadens have been granted, by means of irrevocable Proxy
      Appointments (which are coterminous with the Voting Trust or terminate upon the death of the proxy, whichever shall first occur), the power to vote certain of the shares held in the Voting
      Trust.  The holders of Class A Stock , Class C Stock and Class E
      Stock are not entitled to any voting rights except as required by the laws of the State of Colorado.  Upon conversion of the Class A
      Stock, the resulting shares of Common Stock will be held in the name of the Voting Trust, and one-half of such shares will be voted by each of the Schadens.  Upon conversion of the Class C Stock and the Class E Stock, the resulting shares of Common Stock will be owned and voted by Richard F. Schaden.  While the Voting Trust has transferred its right to vote the shares held by the Voting Trust to the Schadens, the Trustees maintain the shared power to dispose of the Shares.  Copies of the Voting Trust Proxy Appointments
      were attached to both the original Schedule 13D filing and

                                  SCHEDULE 13D

CUSIP No. 749058 10   3

      Amendment No.1 to Schedule 13D as Exhibits B and C, and to this
      Amendment No.5

      Item 6.    Contracts, Arrangements, Understandings or Relationships with
      Respect to Securities of the Issuer.

      In addition to the Agreements described in response to Items 3 and 5 above, the Schadens are parties to a Stock Purchase Agreement dated as of July 14, 1994, which imposes restrictions upon the sale or other
      disposition of Shares owned by them.  This Stock Purchase Agreement restricts the sale or other

      disposition of Shares owned by each of them without first offering their shares to the other party.  A copy
      of the Stock Purchase Agreement was attached to the original
      Schedule 13D as Exhibit D.  In connection with the Levine Leichtman loan, the Issuer, Richard E. Schaden and  Richard F. Schaden entered into an  Investors Rights Agreement with Levine Leichtman, dated
      December 12, 2000, which provides for the election of a
      representative of Levine Leichtman to the Issuer's board of directors and other investment monitoring rights, the
      indemnification of Levine Leichtman, a co-sale agreement if the
      Schadens sell shares in certain circumstances, and preemptive rights to Levine Leichtman.  A copy of such Agreement is incorporated by reference as Exhibit A to this Amendment No. 6 to Schedule 13D.  Mr.
      Richard E. Schaden borrowed approximately $2,100,000 from Tucker
      Anthony Capital Markets, in December 2000, which is secured by a pledge of shares of common stock of the Issuer owned by Mr. Schaden and other personal assets and a personal guaranty.  Further, the
      Issuer provided a guarantee for the repayment of such loan.  The
      Issuer has entered into a Reimbursement Agreement with Mr. Schaden which will require Mr. Schaden to reimburse the Issuer for any expenses or losses suffered by the Issuer in connection with the guaranty.  Copies of the Guaranty Agreement and the Reimbursement
      Agreement are incorporated by reference as Exhibits B and C to this
      Amendment No. 6 to Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 749058 10   3

 Item 7.    Material  Filed as Exhibits.

            Exhibit A to original Schedule 13D           Voting Trust Agreement.

            Exhibit B to original Schedule  13D          Proxy Appointment of Richard E. Schaden.

            Exhibit C to original Schedule 13D           Proxy Appointment of Richard F. Schaden.

            Exhibit D to original Schedule 13D           Stock Purchase Agreement.

            Exhibit A to Amendment No.1
            to Schedule 13D                              Amendment to Voting Trust Agreement.

            Exhibit B to Amendment No.1
            to Schedule 13D                              Proxy Appointments of Richard E. Schaden.

            Exhibit C to Amendment No.1
            to Schedule 13D                              Proxy Appointments of Richard F. Schaden.

            Exhibit A to Amendment No. 3
            to Schedule 13D                              Schaden Proposal Letter.

            Exhibit B to Amendment No. 3
            to Schedule 13D                               Proxy Appointment of Richard F. Schaden and Richard E.
                                                          Schaden, as Co-Trustees.

            Exhibit C to Amendment No. 3
            to Schedule 13D                               Proxy Appointment of Richard E. Schaden.

            Exhibit A to Amendment No. 4                  Stockholders Agreement, dated as of December 31, 1996,
            to Schedule 13D                               incorporated by reference to Exhibit 99(b) to Schedule
                                                          13D filed by Retail & Restaurant Growth Capital, L.P.
                                                          with the Commission on January 9, 1997.

            Exhibit A to Amendment No.5                   Agreement of  Waiver and Modification of Voting Trust
            to Schedule 13D                               Agreement and Stock Purchase Agreement, dated August 8,
                                                          2000, between Richard E. Schaden and Richard F. Schaden

            Exhibit B to Amendment No.5                   Proxy Appointment of Richard E. Schaden, dated August 8, 2000 to Schedule 13D

            Exhibit C to Amendment No.5                   Proxy Appointment of Richard F. Schaden, dated August 8, 2000 to Schedule 13D

            Exhibit D to Amendment No.5                   Incorporation by reference of all material filed with the
            to Schedule 13D                               Issuer's Schedule TO, filed with the Commission on November 13,
                                                          2000

                                  SCHEDULE 13D

CUSIP No. 749058 10   3

            Exhibit A to Amendment No.6                   Investors Rights Agreement, dated December 12,
            to Schedule 13D                               2000, among Levine Leichtman Capital Partners II, L.P. ,
                                                          Richard E. Schaden, Richard F. Schaden and the Issuer,
                                                          incorporated by reference to Exhibit 9 to the Schedule 13D of Levine Leichtman filed with the Commission on December 19, 2000

            Exhibit B to Amendment No. 6                  Guaranty Agreement
            To Schedule 13D                               between the Issuer and Tucker Anthony Capital Markets, incorporated by reference to Exhibit (d)(2) to the Issuer's Schedule TO filed with the Commission on November 13, 2000

            Exhibit C to Amendment No.6                   Reimbursement Agreement
            to Schedule 13D                               between Richard E. Schaden and the Issuer, incorporated by reference to
                                                          Exhibit 10.35 to the Issuer's Form 10-KSB filed with the Commission on
                                                          December 29, 2000
            ----------
            All the documents referenced above have been filed previously.

      After reasonable inquiry and to the best of my knowledge and belief,
      I certify that the information set forth in this statement is true, complete and correct.
      Date: January 16, 2001

      /s/Richard E. Schaden                        /s/Richard F. Schaden
         Richard E. Schaden,                          Richard F. Schaden,
         Individually and as Trustee                  Individually and as Trustee